UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Reeves Telecom Limited Partnership

 (Name of Subject Company (Issuer))

Reeves Telecom Acquisition Corp.

 (Name of Filing Person (Offeror))

Limited Partnership Units

 (Title of Class of Securities)

None

 (CUSIP Number of Class of Securities)

John S. Grace, President	Copy to:
Reeves Telecom Acquisition Corp.	Thomas A. Klee, Esq.
55 Brookville Road	Law Office of Thomas A. Klee
Glen Head, NY 11545	55 Bath Crescent Lane
(516) 686-2211	Bloomfield, CT 06002
(860) 242-0004

 (Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$2,717,343	$290.76

* The filing fee is calculated on the basis of the total amount of the Offer, consisting of $1.50 cash per Unit for 1,811,562 Units issued and outstanding.

[   ]          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

[  ]           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
                [X]    third-party tender offer subject to Rule 14d-1.
                [   ]    issuer tender offer subject to Rule 13e-4.
                [   ]    going-private transaction subject to Rule 13e-3.
                [   ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Tender Offer Statement on Schedule TO relates to the offer by Reeves Telecom Acquisition Corp. (the “Offeror”) to purchase any and all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”), at a price of $1.50 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”) and which are filed an exhibits to this Schedule TO.

The President and sole shareholder of the Offeror is John S. Grace. The general partner of the Partnership is Grace Property Management, Inc., the shares of which are held in trust for the benefit of Mr. Grace. Therefore, the Offeror may be deemed to be an “affiliate,” as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Partnership and the general partner of the Partnership.

ITEM 1. SUMMARY TERM SHEET.

Incorporated by reference from the Summary Term Sheet of the Offer to Purchase filed herewith as Exhibit (a)(1).

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. Incorporated by reference from Section 9 of the Offer to Purchase filed herewith as Exhibit (a)(1).

(b) Securities. The Offer is for any and all limited partnership units (the “Units”) of the Partnership, including shares of common stock of Reeves Telecom Corporation (the “Corporation”), the predecessor of the Partnership, which have not been exchanged for Units on a 1-for-1 basis pursuant to the terms of the Corporation’s 1979 plan of liquidation, as amended. As of May 31, 2006, there were 1,811,562 Units issued and outstanding (including shares of common stock that have not been exchanged for Units).

(c) Trading Market and Price. There is no public market for the Partnership's Units (except for limited or sporadic quotations), so no market prices are available.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The Offeror is a Delaware corporation. The Offeror’s principal executive office is located at 55 Brookville Road, Glen Head, NY 11545, telephone: (516) 686-2211.

(b) Business and Background of Entities. The Offeror has had limited business activity, serving primarily as a holding company for certain of Mr. Grace’s investments.

(c) Business and Background of Natural Persons. Incorporated by reference from Section 10 of the Offer to Purchase filed herewith as Exhibit (a)(1).

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. Incorporated by reference from Sections 1, 3, 4, 5, 6, 12 and 13 of the Offer to Purchase filed herewith as Exhibit (a)(1).

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. Incorporated by reference from Section 10, “Contract, Transactions and Agreements,” of the Offer to Purchase filed herewith as Exhibit (a)(1).

(b) Significant Corporate Events. None.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. Incorporated by reference from Section 2, “Purpose of the Offer,” of the Offer to Purchase filed herewith as Exhibit (a)(1).

(c) Plans. Incorporated by reference from Section 2, “Plans and Proposals,” and Section 7, “Determination of Purchase Price; Distributions - Potential Sale of a Portion of the Partnership’s Real Estate Assets” of the Offer to Purchase filed herewith as Exhibit (a)(1).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. Incorporated by reference from Section 8 of the Offer to Purchase filed herewith as Exhibit (a)(1).

(b) Conditions. None.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. Incorporated by reference from Section 10 of the Offer to Purchase filed herewith as Exhibit (a)(1).

(b) Securities Transactions. Incorporated by reference from Section 10 of the Offer to Purchase filed herewith as Exhibit (a)(1).

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Incorporated by reference from Section 16 of the Offer to Purchase filed herewith as Exhibit (a)(1).

ITEM 10. FINANCIAL STATEMENTS.

(a) Incorporated by reference from Section 8 of the Offer to Purchase filed herewith as Exhibit (a)(1). The balance sheet of the Offeror contained therein is not audited because the Offeror is not subject to the periodic reporting requirements of the Exchange Act and because audited financial statements are not available or obtainable without unreasonable cost or expense. Other financial statements are not deemed material in a cash offer where the Offeror has sufficient cash available in the entire amount of the Offer and the Offer is not subject to any financing condition.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Incorporated by reference from Sections 10 and 11 of the Offer to Purchase filed herewith as Exhibit (a)(1).

(b) Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase dated June 14, 2006.

(a)(2)	Letter of Transmittal dated June 14, 2006.

(a)(3)	Letter to Clients dated June 14, 2006.

(a)(4)	Notice of Guaranteed Delivery.

(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(6)	Press Release dated June 9, 2006. Incorporated by reference from Exhibit (a)(1) to Schedule TO filed by Offeror on June 9, 2006.

(a)(7)	Letter to Unit holders of Reeves Telecom Limited Partnership and attachments dated June 9, 2006. Incorporated by reference from Exhibit (a)(2) to Schedule TO filed by Offeror on June 9, 2006.

ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13e-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2006	Reeves Telecom Acquisition Corp.

	By :	/S/ JOHN S. GRACE
John S. Grace
Its: President